Exhibit 99.1

First Phosphate Corp. Signs License Agreement with Prayon SA, Global Leader in MGA Phosphoric Acid Technology

SAGUENAY, QUEBEC – (December 02, 2024) – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0)) is pleased to announce that it has signed a technology license agreement (“TLA”) with Prayon SA of Engis, Belgium (“Prayon”) for the technology to produce merchant grade phosphoric acid (MGA) from igneous apatite phosphate rock as well as high-purity gypsum.

Prayon will grant First Phosphate a license to use its technology to design, build, operate and maintain, within Canada, a Merchant Grade phosphoric acid (MGA) manufacturing plant with a production capacity of six hundred (600) metric tons of product per day of P2O5 (phosphate).

Further, First Phosphate has also selected Ballestra S.pA. of Milan, Italy (“Ballestra”) from a group of official permanent licensees of Prayon to fulfill the service agreement (“SA”) for the engineering services portion (FEED and EPC/EPCM) for the project.

Lastly, First Phosphate’s relationship with Norfalco, a division of Glencore Canada, (“Norfalco-Glencore”) dated July 2023, remains in place for secure supply of sulfuric acid for this future phosphoric acid facility.

“With these technology, engineering and sulfuric acid supply agreements in place, First Phosphate will have the ability to implement a process to convert approximately 500,000 tonnes per annum of igneous apatite originating from its future mining operations into upwards of 190,000 annual tonnes of value-added phosphoric acid,” says Company CEO, John Passalacqua.

“Through the sale of this license, Prayon gives First Phosphate access to a world-renowned technology and highlights its commitment to transforming a critical, strategic material into high-value-added products, while recycling by-products in a well-established circular economy,” says Benoît Van Massenhove of Prayon SA.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

About Prayon SA

Headquartered in Belgium, Prayon is a world-leading phosphate research, development and production company. Prayon has 1,400 employees and over 140 years of business experience. The Prayon Group has production sites in Belgium, France, Switzerland and the United States, research and development sites in Belgium and a testing and validation facility in Bulgaria (Technophos). OCP and Wallonie Entreprendre (WE) are Prayon’s two shareholders. OCP is the Moroccan state-owned phosphate rock miner, phosphoric acid manufacturer and fertilizer producer. OCP operations span five continents throughout the value chain, from mining and manufacturing to education and community development. WE is a public sector private-equity group that aims to accelerate the growth and transformation of Walloon businesses for the benefit of economic development and employment in Wallonia, Belgium.

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About Ballestra Group

Ballestra S.p.A. is an international technology-oriented contractor based in Milano (Italy), with subsidiaries in Pratteln (Switzerland), and Bangalore (India) and over 450 employees worldwide.  Ballestra is a permanent licensee of Prayon Technologies handling all process configurations and having delivered 13 projects to date successfully.  Since 1960, Ballestra has performed hundreds of process plant EP or EPC projects and has access to a worldwide network of construction partners that allows a high level of construction servicing in any country.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

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Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company’s planned exploration and production activities, the properties and composition of any extracted phosphate, the Company’s plans for vertical integration into North American supply chains, and the design, build, operation and maintenance, within Canada, of a phosphoric acid manufacturing plant with a production capacity of six hundred metric tons of product per day of P2O5.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company’s exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company’s mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company’s share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 23, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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